
umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek


03029578

Brussels, August 22, 2003
LegalCorp 39/2003

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press release issued on August 20, 2003 entitled : "Half Year Results 2003";
- the press release issued on August 21, 2003 entitled : "New catalyst technology for diesel particulate filters from Umicore, improves the purification of diesel exhaust fumes".

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.



Press release

20 August 2003

Half Year Results 2003

Highlights of the first half 2003

- EBIT slightly increases to € 49.4 million (+ € 0.7 million)
- **Advanced Materials**: Significant improvement in results
- **Copper**: Weak markets continue to impact results
- **Precious Metals**: Continued strong performance
- **Zinc**: Acceptable results in tough markets
- PMG acquisition closed
- Continued strategic developments: IEQSA and EaglePicher Technologies acquisition, Traxys joint venture, copper carve out
- Outlook: Second half results will already benefit from PMG acquisition

Key Figures (€ million)	H1 2002	H2 2002	H1 2003
♦ EBIT	48.7	50.0	49.4
♦ EBITDA	113.6	124.1	111.3
♦ Operating cash flow	89.2	69.9	59.3
♦ Net consolidated profit, Group share	21.1	27.3	27.9
♦ Net consolidated profit before extraordinary items and inventory write-downs, Group share	34.0	36.9	37.3
♦ Net consolidated profit before extraordinary items, inventory write-downs, goodwill amortization, Group share	38.6	40.8	42.0
♦ Earnings per share (EPS) (€) (1)	0.93	1.21	1.23
♦ EPS adjusted before inventory write-downs (€) (2)	1.51	1.63	1.65
♦ EPS adjusted before inventory write-downs and goodwill amortization	1.71	1.80	1.86
♦ Net financial debt	241.0	132.9	288.9

(1) Treasury shares not deducted

(2) Before extraordinary items

Definitions are included in the "2003 Half Year Report", available on www.umicore.com.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

General Overview

Contributions to EBIT [*] *(€ million)*	**H1 2002**	**H2 2002**	**H1 2003**
Advanced Materials	**15.7**	**17.1**	**21.7**
Copper	**0.7**	**9.0**	**1.3**
Precious Metals	**26.2**	**26.3**	**23.3**
Zinc	**12.2**	**9.0**	**10.9**
Inventory write-backs (write-downs)	**(0.4)**	**(3.8)**	**0.6**
Corporate and Investments	**(5.8)**	**(7.6)**	**(8.4)**
Total	**48.7**	**50.0**	**49.4**
[*] including operating profit of companies consolidated by equity method	**9.1**	**11.9**	**11.8**

- EBIT was at € 49.4 million and earnings per share (before extraordinary items and inventory write-downs) was €1.65. This represented a slight improvement on the figures for the same period in 2002 and provided further evidence of the company's ability to produce acceptable results at the low point of the economic cycle. The backdrop of a low zinc price and low copper treatment charges continued to weigh on the results of these businesses but the company benefited from an improvement in the performance of Advanced Materials and continued strength of the precious metals operations.

- The acquisition of PMG - announced in June - was completed on 31 July. This is the most significant acquisition ever for Umicore and is further evidence of the company's continuing shift towards more value added and technologically advanced materials.

- Umicore's copper activities have been established as a separate legal entity - Umicore Copper nv / sa giving Umicore extra flexibility in the search for a value creating partnership within the European copper industry. As part of this process a restructuring was announced at the Olen site involving a workforce reduction of 127 full time equivalents.

- Further acquisitions were made - IEQSA and assets of EaglePicher Technologies which will improve Umicore's position in zinc value added products and advanced materials respectively.

- Creation of Traxys - a marketing joint venture with the Arcelor group which brings new opportunities for combined operations of Sogem and Considar and allows a streamlining of Umicore's international sales network.

- Futher widening of Umicore's international shareholder base - among others through the sale of one million treasury shares. The Umicore share has outperformed the Bel 20 and the Dow Jones Non-Ferrous Index by 11% and 1% respectively (to 15 August). This represents the fifth consecutive year in which Umicore has outperformed the Belgian stock market.

Contributions to EBIT in %
(excluding Corporate & Investments and Inventory write-downs)


Zinc 19 %
Advanced Materials 38 %
Copper 2 %
Precious Metals 41 %

Overview by Division

ADVANCED MATERIALS*

(€ million)	H1 2002	H2 2002	H1 2003
EBIT	15.7	17.1	21.7
EBITDA	32.2	36.3	36.5
Added value	51.9	50.0	62.8
Turnover	189.1	165.5	195.1
Average capital employed	416.4	393.9	373.0
ROCE	7.8%	8.6%	11.5%
Capital expenditure	11.2	7.6	7.9

* Synthetic diamond figures included in EBIT, EBITDA, Average capital employed and ROCE


EBIT
(€ million)
25
20
15
10
5
0
H1 02
H2 02
H1 03


ROCE
14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
H1 02
H2 02
H1 03

The overall demand for cobalt-related products was healthy. This was particularly the case for rechargeable battery materials, which continued to benefit from the market upturn which started in 2002. Certain businesses however continued to be affected by the situation in the telecommunications market, in particular germanium products for the optical fibres market.

- **Specialty Oxides and Chemicals**

Rechargeable Batteries - The pick-up in the market for rechargeable battery materials continued through the first half of 2003. This recovery, which started in 2002, has been driven by sales of mobile phones, which have been boosted by the successful introduction of new phone technology and design. In Asia in particular, consumers are changing their phones more frequently. Sales of battery materials have also been amplified by an increased offer of batteries to phone users (increasingly two batteries are purchased per phone), and the trend of increased consumer preference for laptop computers over desktops. The capacity increase at Umicore's lithium cobaltite plant in South Korea - initiated in response to increased customer demand - is expected to come on stream by the end of this year.

Ceramics and Chemicals - the business continued to perform well and was helped by its diversified product portfolio and extended geographical reach. Umicore has been able to increase its market shares and premiums showed a slight improvement. The recently acquired facilities in the USA and Philippines contributed to the good performance.

- **Engineered Metal Powders**

Primary Batteries - Sales and premiums for zinc powders for primary batteries remained healthy although sales in the European market slackened. Umicore maintained its strong position and market shares thanks to its level of product quality and customer service. Demand in Asia - particularly China - remained strong but competition increased. The production capacity at Umicore's Shanghai plant was doubled in the first half of this year.

Engineered Powders - the business continued to perform well. Cobalt powders for hard metals tools benefited from the improvement in the electronics, oil drilling and wood cutting sectors. In diamond tools Umicore successfully launched a new range of alloyed powders for different niche markets. China remains a growing market for both hard metal and diamond tools applications while the European market has remained stable overall. Umicore's commercial partnership with HC Starck involving the recycling of cobalt materials continued to bring benefits.

The planned investment in Eurotungstene Poudres (ETP) will not go ahead, the controlling shareholder of ETP having decided to exercise its existing preemptive rights.

- **Electro-Optic Materials**

Substrates - Sales of germanium substrates for solar cells were lower as a result of decreased activity in the world's satellite programmes. Some project-driven pick-up in orders was evident towards the end of the first half. Further progress has been made in the development of germanium substrates for other opto-electronic and electronic applications. In this context a joint project between Umicore, Soitec and IMEC was announced in mid-July and a pilot line of larger diameter substrates (12") is being developed.

High-Purity Chemicals - Deliveries of germanium tetrachloride for optical fibres improved somewhat compared to the extremely low levels seen during 2002. It is the result of a slight increase in demand from cable manufacturers in the USA and Europe who have recommenced purchases following a long period of destocking. Deliveries of germanium dioxide were stable.

Optics - has been stable but overall pressure on premiums remains, due to increased levels of competition. There was a slight improvement in the finished laser optics segment. Demand for Umicore's promising chalcogenide glass for automotive night vision applications continued to increase.

In July Umicore reached an agreement to purchase germanium assets from US-based EaglePicher Technologies for USD 15 million. These assets relate to the production of germanium-based products primarily used in infra-red and fibre optics applications and provide Umicore with an important US manufacturing base for these materials.

- **Thin Film Products**

Demand from the electronics and optics industries was stable in the first half of 2003. A partnership was set up with Leybold Optics Germany, a major optics equipment manufacturer, for the development and sale of evaporation materials and targets relating to optics. Sales to the optical data storage market were somewhat lower than last year but Umicore was successful in the development of new products for the fast-growing market of rewriteable DVDs and for movie / entertainment applications.

The indium activities recorded low levels of sales but there were indications of improvement towards the end of the second quarter.

- **Synthetic Diamonds**

Megapode reported strong results for the period with sales volumes increasing for all product categories compared to the same period last year. Price pressure remained a feature of the market for diamond grit products. Consistent focus on growth and Megapode's cost structure continued to reap dividends with the company further consolidating its leadership position in its field

COPPER

(€ million)	H1 2002	H2 2002	H1 2003
EBIT	0.7	9.0	1.3
EBITDA	15.9	25.3	16.7
Added value	41.1	50.8	44.5
Turnover	492.8	431.4	439.4
Average capital employed	438.2	413.8	424.7
ROCE	0.04%	4.1%	0.4%
Capital expenditure	23.4	19.9	17.1


EBIT
(€ million)
20
15
10
5
0
H1 02
H2 02
H1 03
ROCE
10%
8%
6%
4%
2%
0%
H1 02
H2 02
H1 03

Although the levels of LME copper stocks came down during the course of the first half of 2003, there was no significant improvement in the copper price which averaged USD 1,652 / tonne

during the period. Commercial conditions and availability of raw materials (both concentrates and scrap) remained tight. Aggressive buying by China continued to affect scrap availability, whereas mine closures and increased demand from Indian and Chinese smelters (which are able to settle very low treatment charges due to their protective domestic environment) negatively affected the availability and terms for copper concentrates. As a result, treatment and refining charges deteriorated further, impacting both the smelting and refining revenues of Umicore Copper.

The operational performance of the smelting activities at Pirdop fully met expectations and is on track to reach the planned annual production of 210,000 tonnes of anodes.

Production of cathodes at the Olen refinery was at a similar level to the first half of 2002. Sales volumes for copper wire rod were below the levels of the first half of 2002, primarily due to weak demand in Germany where the construction, communications and electrical industries remained subdued. Sales of wire rod in Italy held up better however, and sales of oxygen-free rod continued to grow. Europe-wide, premiums for wire rod were under pressure and deteriorated compared to last year. In cast products, Umicore was able to regain market shares in the cakes market with sales higher than the equivalent period in 2002. Overall conditions in the market for cakes and billets remain difficult.

In May, Umicore acquired production facilities for copper nuggets from Climeta in France.

In preparation for possible consolidation moves within the European copper industry, Umicore decided to carve out of its copper activities in a fully owned subsidiary, Umicore Copper nv / sa. As part of this process a restructuring was announced at the Olen site involving a workforce reduction of 127 full time equivalents.

PRECIOUS METALS

(€ million)	H1 2002	H2 2002	H1 2003
EBIT	26.2	26.3	23.3
EBITDA	36.7	37.3	33.3
Added value	78.3	80.1	74.9
Turnover	431.8	336.1	347.7
Average capital employed	166.5	158.1	160.3
ROCE	31.5%	33.2%	29.1%
Capital expenditure	17.6	18.7	12.4


EBIT
(€ million)
30
25
20
15
10
5
0
H1 02
H2 02
H1 03
ROCE
35%
30%
25%
20%
15%
10%
5%
0%
H1 02
H2 02
H1 03

Umicore Precious Metals again demonstrated a robust performance, although results were slightly down on the previous year. During the first half the highlight was the successful start-up of the leaching and electrowinning plant. Precious metals prices experienced contrasting fortunes. Platinum strengthened while gold was stable and palladium and rhodium weakened further.

The operations at Hoboken were somewhat affected by the reduced supplies of raw materials. Availability of tankhouse slimes from the copper industry and residues from lead smelters were down, leading to increased competition in the market for these raw materials. In particular, the closure of several lead and zinc smelters resulted in changes in the flows of by-products from that industry, and affected the availability of certain types of feed. However, Umicore's flow sheet once again provided the appropriate flexibility to cope with this situation and to secure satisfactory levels of activity albeit with a variable mix of feed. Umicore also increased its intake of volumes of by-products from the zinc industry. This mainly included the treatment of zinc residues from the Balen plant, thereby contributing to the reduction of the waste stream from the zinc operations. Similar by-products from Umicore's Auby plant will also be processed by the end of this year. The low price of palladium and rhodium affected the availability of end-of-life materials such as electronic scrap and auto-catalysts as collectors waited for prices to rise. The downturn in the electronics industry has also meant reduced replacement of equipment and a consequent temporary reduction in e-scrap availability.

Continued improvements in productivity and process efficiency (the latter leading to further reductions in working capital) again provided a positive counterweight to the prevailing market conditions. The new leaching and electrowinning facility (LEW) was commissioned slightly ahead of schedule and is performing fully in line with expectations. This facility, representing an investment of € 40 million, enables further improvements in process efficiency and reductions in working capital.

Umicore's precious metals operations will be further strengthened following the acquisition of PMG. Opportunities are evident in various areas, including operational efficiencies and metals management.

ZINC

(€ million)	H1 2002	H2 2002	H1 2003
EBIT	12.2	9.0	10.9
EBITDA	30.9	28.4	28.6
Added value	105.8	104.3	110.0
Turnover	388.9	373.8	389.7
Average capital employed	259.6	256.5	276.0
ROCE	8.4%	6.2%	7.1%
Capital expenditure	20.7	22.7	23.0


EBIT
(€ million)
14
12
10
8
6
4
2
0
H1 02
H2 02
H1 03
ROCE
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
H1 02
H2 02
H1 03

The average price of zinc for the first half of 2003 was even lower than for the corresponding period in 2002, at USD 780 per tonne vs USD 788 per tonne. Despite the closure of two European smelters and the announcement of closures or significant maintenance and production cutbacks at three others which led to some improvement in the market balance, the price weakness persisted in the first half.

- **Zinc Smelting**

Production from Umicore's smelters in Balen and Auby was in line with the first half of 2002. Treatment charges remained at unsatisfactory levels, but availability of secondary materials improved.

Energy costs at the Balen plant rose as a result of higher electricity prices and increased levels of taxation on energy consumption. Umicore, together with other industrial companies with operations in Belgium, carried out a vigorous information campaign to highlight concerns over energy taxation policy and its possible consequences on the competitiveness of Belgian industry. Lower taxation of electricity in France positively impacted the Auby plant and offset the situation in Balen to some extent. Sulphuric acid prices were significantly better than in 2002, thereby increasing revenues from this by-product.

Umicore has made a breakthrough in the treatment of its zinc flotation residues. Products from the Balen plant are now being treated at the Hoboken precious metals facility where silver is recovered. Processing of residues from the Auby plant will begin at Hoboken by the end of this year. This is in line with Umicore's aim to reduce the waste stream from its zinc smelting operations.

- **Padaeng**

Production and sales levels were in line with the equivalent period in 2002. The domestic Thai market strengthened compared to last year and accounted for a larger proportion of the company's overall sales. The proportion of alloys as a percentage of sales was also up despite poor demand from the die-casting sector in Asia. Padaeng's cost base was further improved by using a greater proportion of cheaper, lower grade silicate feed from the company's Mae Sod mine in Thailand and other sources in South East Asia. Exploration for more of these ore bodies in Thailand and Laos has continued. A major overhaul of the casting facility was carried out in April involving the installation of a new casting line for zinc alloys.

- **Zinc Alloys and Chemicals**

Zinc Oxide - production was down following the plant closures of 2002 but the restructuring of the last few years continued to bear fruit. The business line performed rather well as a result of the refocusing of its portfolio on the highest added value activities. The European zinc oxide market remained depressed, however, with significant imports of Asian zinc oxide at low prices.

Fine zinc powders - activity was stable compared to last year. The worldwide network of production units offers the expected flexibility in terms of deliveries to customers, as the business line experienced contrasting trends on the various continents for both sales and raw materials purchases. The performance of the recycling activities was slightly affected by lower revenues resulting from the low zinc price and the strength of local currencies against the dollar.

Die-casting and *Galvanising* - both business lines have benefited from the closure of two European smelters. The closures have led to higher premiums for LME grade zinc ingots and for other products. During the implementation of the maintenance programme at the Balen smelter in March, Umicore purchased 12,000 tonnes of zinc on the market in order to meet its commitments and the increased demand from customers in certain segments, as well as in order to help reduce the oversupply in the zinc market.

In the major European markets, demand for die-casting alloys was strong, whereas sales of die-casting alloys in Asia slowed.

- **Building Products**

The overall European market for building materials was down slightly, although the picture differed from country to country and overall premiums held up well. The continued depression in the German construction industry continued to affect sales in this market. The French and Benelux markets were steady. Sales to Southern Europe and other non-European countries improved and demonstrated the positive effects of ongoing development efforts in these markets.

Swiss transformer Strub, acquired in late 2002, has developed according to expectations and is a positive addition to Umicore's portfolio in the building materials business. Its geographic location in Switzerland and Slovakia and its product range of rainwater system accessories will enable Umicore to tap and develop the Southern and Eastern parts of the European market more effectively. Similarly, Peruvian IEQSA (in which Umicore has a 40% stake) continued to develop well with Umicore and IEQSA exchanging information on plant configuration and production optimisation. Finally, the commercial joint venture in Russia continued to perform well.

Further steps were taken in new product development during the period. The most noteworthy have been the development of a ribbed roofing system and profiles which have been specifically designed for use in industrial roofing applications. The use of zinc as a material for industrial buildings is considered a growth area with plenty of potential.

CORPORATE AND INVESTMENTS

(€ million)	H1 2002	H2 2002	H1 2003
EBIT	(5.8)	(7.6)	(8.4)
EBITDA	(2.2)	(3.2)	(3.8)
Added value	19.6	20.3	20.8
Average capital employed	207.5	169.6	140.7
Capital expenditure	5.2	5.0	5.8

Umicore's corporate activities and investments will henceforth be grouped together in one reporting segment. This segment will include, among others, Umicore Marketing Services and Umicore Engineering, as well as the investment in Traxys.

Traxys

In July 2003, Umicore and Arcelor International agreed to combine their commercial non-ferrous and ferro-alloys activities into a trading, marketing and distribution joint venture named Traxys. For Umicore this involved the activities that were primarily carried out by Sogem.

The joint venture creates a larger, global organisation with extended market coverage and a comprehensive geographical reach with more than 20 offices in main producing and consuming areas. Traxys will have the capability to serve a broad base of industrial customers and will offer a full range of commercial and financial services to customers in the minerals and metals industries. The aim of Traxys is to provide those services as a collaborative and transparent link between metals and raw materials producers and their clients.

Control and ownership of Traxys is shared equally between Umicore and Arcelor. In parallel to Traxys, which will focus on third party business, Umicore will continue to own and operate its sucessful international sales network - Umicore Marketing Services - which supports its industrial operations.

Review of group support functions

During the first half of 2003 Umicore embarked on a group -wide programme to assess and optimise the structure of internal support functions both at corporate level and within the business groups and units. The aim of this programme is to provide Umicore with a more focused and efficient array of support functions.

Integration of PMG

The purchase of PMG was completed on 31st July 2003, after clearance from competition authorities. The acquisition will be consolidated from the beginning of August 2003.

The combined businesses have been reorganized into two areas - **Precious Metals Services** and **Precious Metals Products and Catalysts**. The former will consist of Umicore's currently reported precious metals refining and recycling business plus the precious metals refining and metals management operations of PMG. The latter will focus on downstream products based on precious metals including automotive catalysts.

Specific working groups have been created to detect and implement all possible synergies and design the most efficient organisational structure for the combined group. Special emphasis is being put on working capital reductions for which a target of €60 million has been set for achievement by year end.

The two most senior executives of PMG, Martin Hess and Pascal Reymondet, have joined the Executive Committee of Umicore.

Long-term funding plans

Consolidated net financial debt stood at € 289 million as at 30 June 2003, compared to € 133 million at the end of 2002 and € 241 million as at 30 June 2002, corresponding to a gearing (net debt / net debt + equity) of 21%. This reflects an increase in working capital requirements, including seasonal effects, and some non-recurring cash out flows.

Total net financial debt after the PMG acquisition now stands at approximately €900 million, corresponding to a gearing (net debt / net debt + equity) of 46%. Umicore targets raising equity through a public offering for an amount of €125 million to €150 million. The offering is envisaged for the fourth quarter and existing shareholders would benefit from a priority allocation.

Other

Share buy-back

As of June 30, 2003, Umicore owned 7.86% of its share capital (1,777,274 shares).

Umicore sold a block of one million shares at the end of July 2003 to a financial intermediary, which subsequently placed the shares with a limited number of institutional investors in Europe. This operation took place in the context of the long-term funding plans of the Group. At August 18th, Umicore owned 3.4% of its share capital (775,899 shares).

Extraordinary and non-recurring items

Provisions and asset write-downs were recorded for the closure of nickel hydroxide production facilities in Canada as well as for some assets of the zinc oxide business.

Provisions will likely be set aside in the second half of the year in relation to the carve-out of the copper business and the related restructuring measures, as well as in relation to the current negotiations with the Flemish authorities with respect to a comprehensive solution for historical pollution in Flanders.

Currency hedging

Umicore benefited from a USD/EUR exchange rate of about 0.93 fixed in 2002 as part of the company's hedging programme. The same rate will apply in the second half of the year. The exposure of 2004 is hedged at an average forward rate of 0.91 USD/EUR and 25% of the exposure of 2005 at a rate of 0.98 USD/EUR.

Outlook

For the second half, Advanced Materials should continue to benefit from sustained demand for rechargeable batteries and a slight recovery in the demand for substrates. No further volume growth is expected in Zinc, but the business should benefit somewhat from an improved cost performance and hopefully better market terms. In Copper, however, there is no sign yet of a recovery in demand, and the deterioration of market terms will continue to affect returns in the second half.

The focus in Precious Metals Services will be to start the implementation of the synergies that were identified in the course of the PMG acquisition process. Cost synergies should start to accrue to the bottom-line in 2004, while part of the envisioned working capital reductions will be realized by the end of this year. The Hoboken plant is expected to maintain its high level of performance in the second half. For Precious Metals Products and Catalysts, Umicore expects a stable operating performance, despite the slowdown which is observed in the automotive sector. The contribution to EBIT of the former PMG activities for the last five months of the year is expected to exceed € 30 million.

Overall, Umicore expects EBIT for the full year to be in the range of € 125 to 130 million (vs € 98.7 million in 2002) and the Group share in net income before extraordinary items to reach approximately € 80 million (vs € 68.3 million in 2002).

A webcast of the analysts' meeting can be viewed on www.umicore.com as from 20 August 2003. Audio streaming will be available separately in case of technical access restrictions.

The "2003 Half Year Report", which provides more information about the operations is available in English on Umicore's website and from the company's headquarters in Brussels together with financial statements and slides used for the presentation of the results to the press and analysts

Forward looking statements

This presentation contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

For more information:
n.v. Umicore s.a.:
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 * +32 475 840094 – eddy.cornelis@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

ANNEXES – Financial statements

Consolidated income statement*

(€ million)	**H1 2002**	**H2 2002**	**H1 2003**
Turnover [(1)]	1,663.7	1,508.4	1480.2
Operating profit	**39.6**	**38.0**	**37.6**
Net financial income (charge)	(5.7)	(10.9)	(9.3)
Current profit	33.9	27.1	28.3
Extraordinary profit (loss)	(12.6)	(7.0)	(9.5)
Profit before taxes	**21.3**	**20.1**	**18.8**
Income taxes	(4.0)	0.8	1.5
Result from equity consolidated companies	6.1	9.0	10.0
Net consolidated profit	**23.4**	**29.9**	**30.4**
Group share	**21.1**	**27.3**	**27.9**
Minority share	2.3	2.6	2.5

(1) The turnover is influenced by currency and metal values without proportional impact on margins

Earnings

(€ million)	**H1 2002**	**H2 2002**	**H1 2003**
♦ Net consolidated profit (loss), Group share	21.1	27.3	27.9
EPS declared (€ per share)	*0.93*	*1.21*	*1.23*
♦ Net consolidated profit (loss) before extraordinary items, Group share	33.8	34.5	37.9
EPS adjusted (€ per share)	*1.49*	*1.53*	*1.68*
♦ Net consolidated profit (loss) before extraordinary items and inventory write-downs, Group share	34.0	36.9	37.3
EPS adjusted before inventory write-downs (€ per share)	*1.51*	*1.63*	*1.65*
♦ Net consolidated profit (loss) before extraordinary items, inventory write-downs and goodwill amortisation, Group share	38.6	40.8	42.0
EPS adjusted before inventory write-downs and goodwill amortisation (€ per share)	*1.71*	*1.80*	*1.86*

Consolidated statement of cash flows

(€ million)	H1 2002	H2 2002	H1 2003
Operating cash flow	89.2	69.9	59.3 *(1)*
Change in working capital	69.2	99.9	(99.5)
Net cash provided by (used in) operating activities	**158.4**	**169.8**	**(40.2)**
Capital expenditure	(77.1)	(73.6)	(66.2)
Acquisitions	(33.5)	(11.5)	(5.9)
Disposals	3.9	3.9	5.4
Loans	(1.6)	21.3	(1.1)
Net cash provided by (used in) investing activities	**(108.4)**	**(59.9)**	**(67.7)**
Change in long-term debts	25.1	(54.0)	(0.1)
Treasury shares	(23.3)	(16.8)	(2.4)
Dividends	(31.8)	0.0	(64.4)
Increase (decrease) in net cash and equivalents	**20.0**	**39.1**	**(174.9)**

(1) includes a non recurring cash out flow of €11 million related to the externalisation of certain pension plans.

Consolidated balance sheet

(€ million)	30/06/01	30/06/02	30/06/03
Fixed assets	**1,096.9**	**1,064.7**	**1,082.0**
Intangible	106.6	117.3	119.7
Tangible	729.5	767.3	760.0
Financial	260.9	180.1	202.3
Current assets	**1,721.7**	**1,419.7**	**1,174.8**
Trade receivables	306.6	328.5	276.8
Other receivables	131.6	122.5	127.9
Inventories	819.2	707.7	582.9
Cash and invested cash	227.4	144.8	148.8
Deferred charges and accrued income	236.9	116.2	38.4
TOTAL ASSETS	**2,818.7**	**2,484.5**	**2,256.8**
Equity	**1,234.6**	**1,111.4**	**1,056.5**
Group equity	1,167.8	1,044.9	1,021.8
Minority interests	66.8	66.4	34.7
Provisions and deferred taxes	**306.1**	**277.6**	**235.3**
Long-term debt	**210.9**	**174.3**	**88.6**
Long-term financial debt	198.1	168.1	83.3
Other long-term debt	12.8	6.2	5.3
Current liabilities	**1,067.0**	**921.1**	**876.4**
Short-term financial debts	281.2	217.7	354.3
Trade debts	369.5	326.4	264.4
Other current liabilities	138.4	208.0	186.3
Accrued charges and deferred income	277.9	169.0	71.3
TOTAL LIABILITIES	**2,818.7**	**2,484.5**	**2,256.8**

In the absence of sufficiently detailed balancesheet information, and in line with article 107 section 3° of the Royal Decree dated January 30, 2001, Umicore's stake in the Traxys joint-venture was not consolidated as at June 30, 2003.

" The Statutory Auditor, PricewaterhouseCoopers - Reviseurs d'Entreprises, represented by Robert Peirce and Luc Discry - has carried out a limited review of the consolidated balance sheet at 30 June 2003 and of the consolidated income statement relating to the first half of 2003, according to the standards of the "Instituut der Bedrijfsrevisoren/Institut des Reviseurs d'Entreprises". Considering their object, the checks of this review consisted principally of applying analytical procedures to financial data and making inquiries with management and were as such more restricted than those required for the yearly certification. The review did not reveal any element which would have called for significant corrections to be made to the figures of the financial statements in the half-yearly report."

Glossary - Financial Definitions

EBIT:
Operating profit (loss) of fully consolidated companies + Group share in operating profit (loss) from equity consolidated companies

EBITDA:
EBIT + depreciation & amortisation + Group share in depreciation & amortisation from equity consolidated companies + metal inventory write-downs

Added value:
Operating income less external operating costs (mainly raw materials and consumables and goods and services) = Operating profit (loss) + remuneration, social security charges and pensions + current depreciation/amortisation charges + write-downs

Return on Capital Employed (ROCE):
EBIT / total average capital employed, where EBIT is adjusted for certain financial items such as securitisation costs

Capital Employed:
Total equity + net interest-bearing debt

Capital Expenditure:
Investments in tangible and intangible assets

Cash Flow before Financing:
Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

Net Financial Debt:
Long-term financial debt + short-term financial debt - cash & invested cash

EPS Declared:
Net earnings, Group share / total number of outstanding shares (treasury shares not deducted)

EPS Adjusted:
Net earnings before extraordinary items, Group share / total number of outstanding shares (treasury shares not deducted)

EPS Adjusted before Goodwill Amortisation:
Net earnings before extraordinary items and goodwill amortisation, Group share / total number of outstanding shares (treasury shares not deducted)

Price Earnings Ratio (PER):
Closing price / EPS adjusted before inventory write-downs

Market Capitalisation:
Closing price x total number of outstanding shares (treasury shares not deducted)

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.


umicore

Press release

21 August 2003

New catalyst technology for diesel particulate filters from Umicore, improves the purification of diesel exhaust fumes

The Automotive Catalyst Division of Umicore (formerly Degussa/dmc²/OMG), with its head office in Hanau-Wolfgang, has developed a new catalyst technology for diesel particulate filters. This technology can be used right across the whole range of diesel engines in both cars and commercial vehicles. Thanks to their innovative technology, these catalytically activated diesel particulate filters clearly reduce the emissions from current diesel engines, when compared to conventional filters without catalyst. They will initially be used in DaimlerChrysler's C-Class and E-class models with 4-cylinder diesel engines. For the first time a diesel vehicle from DaimlerChrysler will comply with the strict legislation for 2005 EU IV.

This technology further extends Umicore's technological leadership in this field, which began in 1989 with the introduction of the revolutionary dieselcatalyst.

Significant improvements in harmful emissions

The catalytically activated diesel particulate filters reduce harmful emissions contained in exhaust fumes from diesel engines, i.e. carbon monoxide (CO), hydrocarbons (HC) and diesel particulates, in particular those harmful emissions generated during the regeneration of diesel particulate filters due to soot burnup.

The active regeneration strategy for catalytically activated diesel particulate filters, developed jointly with DaimlerChrysler, makes it possible to guarantee filter regeneration without extra additives.

Up to now cars fitted with diesel particulate filters need an extra additive to promote filter regeneration. The disadvantage of the additive currently being used is that it causes extra ash build up in the diesel particulate filter and therefore, with increasing mileage accumulation, makes it necessary to clean the filter or even to replace it. The opportunity to be able to adapt the catalytically activated filter to various vehicle and engine characteristics, offers further potential.

For more information:
n.v. Umicore s.a.:
***Investor Relations** : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:** Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.

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n.v. Umicore s.a.
Corporate Communication

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